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                       HARVEST ENERGY TRUST - NEWS RELEASE
                                 (HTE.UN - TSX)

         HARVEST ENERGY TRUST CONFIRMS FEBRUARY 15TH, 2005 DISTRIBUTION

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CALGARY, JANUARY 12, 2005 (TSX: HTE.UN) - Harvest Energy Trust ("Harvest") today announces that a cash distribution of $0.20 per trust unit will be paid on February 15th, 2005 to Unitholders of record on January 31st, 2005. Harvest trust units are expected to commence trading on an ex-distribution basis on January 27th, 2005. This distribution amount represents Distributable Cash earned in the month of January 2005.

Harvest Energy Trust is a Calgary-based energy trust actively managed to deliver stable monthly cash distributions to its Unitholders through its strategy of acquiring, enhancing and producing crude oil, natural gas and natural gas liquids. Harvest trust units are traded on the Toronto Stock Exchange (TSX) under the symbol "HTE.UN". Please visit Harvest's website at www.harvestenergy.ca for additional corporate information and a recent corporate presentation.



INVESTOR & MEDIA CONTACTS:
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     JACOB ROORDA
      President                CORPORATE HEAD OFFICE:
                               Harvest Energy Trust
--------------------------     2100, 330 - 5th Avenue S.W.
      DAVID RAIN               Calgary, AB   Canada   T2P 0L4
 Vice President & CFO
                               PHONE: (403) 265-1178
--------------------------     TOLL FREE: (866) 666-1178
      CINDY GRAY               Fax: (403) 265-3490
  Investor Relations &         EMAIL:   information@harvestenergy.ca
 Communications Advisor        WEBSITE: www.harvestenergy.ca
  gray@harvestenergy.ca
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